Commission File No.: 001-08944 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company: United States Steel Corporation Commission File No.: 001-16811

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 22, 2023

CLEVELAND-CLIFFS INC.
(Exact name of registrant as specified in its charter)

Ohio	1-8944	34-1464672
(State or Other Jurisdiction of Incorporation or Organization)	*(Commission File Number)*	*(IRS Employer Identification No.)*

200 Public Square, Suite 3300, Cleveland, Ohio	44114-2315
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (216) 694-5700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares, par value $0.125 per share	CLF	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Section 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Section 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On August 22, 2023, Cleveland-Cliffs Inc. (the "Company") delivered to United States Steel Corporation ("U.S. Steel") a letter demanding that U.S. Steel comply with U.S. Steel's obligations under the Right to Bid provisions of its Basic Labor Agreement, which the United Steelworkers assigned to the Company in connection with offers to acquire U.S. Steel. A copy of the letter, attached hereto as Exhibit 99.1, is incorporated herein by reference.

Forward Looking Statements

This report and the accompanying materials may contain statements that constitute "forward-looking statements" within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs' earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company's credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.

For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the "SEC").

Important Information for Investors and Shareholders

This report relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This report is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This report is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022,

which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.

Any information concerning U.S. Steel contained in this report has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this report that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Cleveland-Cliffs Inc. letter to United States Steel Corporation, dated August 22, 2023.
101	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.
104	The cover page from this Current Report on Form 8-K, formatted as Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEVELAND-CLIFFS INC.

Date: August 22, 2023

By: /s/ James D. Graham
Name: James D. Graham
Title: Executive Vice President, Human Resources, Chief Legal and Administrative Officer & Secretary

EXHIBIT 99.1

CLEVELAND-CLIFFS INC.
200 Public Square, Suite 3300, Cleveland, OH 44114
P 216.694.5700 clevelandcliffs.com

David B. Burritt, President & Chief Executive Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

RE: **Notice Under USW Agreement**

August 22, 2023

Dear Dave:

As you know, Cleveland-Cliffs Inc. ("Cliffs") is the assignee you refer to – without naming – in the letter you sent to your employees earlier today.

Specifically, your letter refers to the rights assigned to Cliffs by the United Steelworkers ("USW") under the Right to Bid provisions of Article 11 of the Basic Labor Agreement ("BLA") between the USW and United States Steel Corporation ("USS" or "Company").

The Right to Bid provision requires USS to promptly notify Cliffs – as the assignee – of any proposal received for "any possible transaction" to sell a controlling interest in the Company or any USW-represented facilities. In assigning its rights to Cliffs, the USW, at the same time, retained its right to also receive notice. Thus, USS must now promptly notify both the USW and Cliffs immediately after receiving a proposal from any third party.

USS has publicly indicated on multiple occasions, including in two press releases on August 13, 2023, that it had indeed received "multiple unsolicited proposals that ranged from the acquisition of certain production assets to consideration for the whole Company". It is interesting to note that, today, in your letter to the Company's employees publicly disclosed in a Form 8-K filing with the SEC, you referred to these other proposals as "inquiries" for the first time. Regardless, to date, neither the USW nor Cliffs has received any notice of such proposals or "inquiries".

This is a violation of the BLA and our assigned rights thereunder.

USS must immediately either (a) provide Cliffs and the USW with the required notice of all proposals that have already been received; or (b) if USS has not in fact received any proposals, correct its prior public statements and acknowledge that no such proposals have in fact been received.

Further, any future proposal that you receive involving USW-represented facilities and/or the whole Company must be promptly shared with Cliffs and the USW during your "Strategic Alternatives Process" in order for us to evaluate our contractual Right to Bid.

Sincerely,

Lourenco Goncalves
Chairman, President and Chief Executive Officer

cc: Duane D. Holloway, SVP, General Counsel, and Chief Ethics & Compliance Officer
Thomas M. Conway, International President, United Steelworkers

Forward Looking Statements

This communication and the accompanying materials may contain statements that constitute "forward-looking statements" within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs' earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company's credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.

For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the "SEC").

Important Information for Investors and Shareholders

This communication relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.

Any information concerning U.S. Steel contained in this communication has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.